Exhibit 99.1

NexGen Confirms Multiple Broad Zones of Mineralization at South Arrow

VANCOUVER, Jan. 15, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to report assay results for the final thirty-one holes from South Arrow as part of our recently concluded summer drilling program on our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

All assay results from the recently discovered shallow mineralization at South Arrow have been returned and interpreted.  Located just 400 m south of the Arrow Deposit, South Arrow consists of a series of sub-parallel stacked mineralized shears locally anchored by accumulations of semi-massive to massive pitchblend where uranium mineralization has been intersected over a strike length of 290 m.

South Arrow Highlights

1.	AR-17-166c1 intersected 20.5 m at 1.19% U3O8 (182.0 to 202.5 m) including 3.5 m at 6.21% U3O8 (191.5 to 195.0 m) and an additional 24.5 m at 1.46% U3O8 (212.5 to 237.0 m) including 5.0 m at 4.21% U3O8 (221.0 to 226.0 m) and 4.0 m at 3.33% U3O8 (229.5 to 233.5 m)
2.	AR-17-160c1 intersected 13.0 m at 2.18% U3O8 (221.5 to 234.5m) including 4.0 m at 6.79% U3O8 (227.0 to 231.0 m) and an additional 19.5 m at 0.34% U3O8 (191.5 to 211.0 m) including 4.0 m at 1.01% U3O8 (201.5 to 205.5 m).
3.	AR-17-163c1 intersected 22.5 m at 1.07% U3O8 (241.0 to 263.5m) including 3.9 m at 5.56% U3O8 (256.4 to 260.3 m).
4.	AR-17-178c1 intersected 11.0 m at 2.17% U3O8 (149.0 to 160.0 m) including 3.5 m at 6.73% U3O8 (150.5 to 154.0 m) only 142 m below surface.

Drill hole locations and a South Arrow long section are shown in figures 1 and 2.

Development, Activities & Financial

  Assay results for the final 28 drill holes from the Arrow Deposit remain pending.
  Multiple pre-feasibility stage technical studies, including geotechnical work, hydrogeological work, and metallurgy, continue in advance of the maiden Pre-Feasibility Study to be published in Q3/2018.
  The winter 2018 exploration and development program is scheduled to commence in the coming weeks.
  The Company has cash on hand of approximately $160 million.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "These South Arrow assay results confirm multiple high grade uranium mineralized shears encompassed within a robust alteration halo. Mineralization at South Arrow has been encountered over a strike length of 290 m and a vertical extent of approximately 300 m and remains open in most directions. Taking into consideration the size and extent of the alteration halo surrounding uranium mineralization, results of geochemistry and the clay analysis which shows a strong presence of pathfinder elements, additional drilling is planned during winter 2018 at South Arrow."

Leigh Curyer, Chief Executive Officer, commented: "Given the uranium grades and geological setting, South Arrow continues to represent exciting exploration potential for NexGen. Additional drilling is planned for winter 2018 to extensively test South Arrow together with multiple other high priority targets generated through 2017 geophysical studies conducted to the south west of Arrow and South Arrow along the prolific Patterson Corridor."

Table 1: South Arrow Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-17-151c1	327	-70	588.50	103.30	262.50	263.50	1.00	0.10
					301.50	313.00	11.50	0.44
				incl.	302.00	305.75	3.75	1.29
AR-17-151c2	327	-70	561.50	103.30	310.50	312.50	2.00	0.75
				incl.	311.50	312.00	0.50	2.14
					327.50	328.50	1.00	0.05
					359.00	368.00	9.00	0.14
				incl.	359.50	363.00	3.50	0.34
					404.00	405.00	1.00	0.02
AR-17-151c3	327	-70	405.00	103.30	280.00	281.50	1.50	0.23
					290.50	292.50	2.00	0.04
AR-17-152c1	327	-70	456.50	96.40	294.50	298.50	4.00	0.03
					302.50	303.00	0.50	0.04
AR-17-152c2	327	-70	540.50	96.40	332.50	338.00	5.50	0.09
					341.00	342.00	1.00	0.05
					384.50	389.50	5.00	0.02
					394.50	397.50	3.00	0.01
					405.50	406.50	1.00	0.04
					461.00	461.50	0.50	0.02
					470.50	471.00	0.50	0.02
					475.50	476.00	0.50	0.01
					481.00	482.00	1.00	0.11
					493.50	496.00	2.50	0.01
AR-17-153c1	327	-67	546.00	97.80	318.50	319.00	0.50	0.03
					373.00	374.00	1.00	0.15
					388.50	401.50	13.00	0.02
					407.50	408.50	1.00	0.01
					411.50	419.00	7.50	0.57
				incl.	414.00	416.50	2.50	1.61
					454.00	455.00	1.00	0.04
					496.50	497.00	0.50	0.02
AR-17-153c2	327	-67	558.50	97.80	409.00	422.50	13.50	0.17
				incl.	411.50	414.50	3.00	0.44
AR-17-157c1	327	-70	597.50	N/A	339.00	339.50	0.50	0.04
					381.00	392.50	11.50	0.02
					396.00	399.50	3.50	0.04
					487.00	489.00	2.00	0.02
					508.00	509.00	1.00	0.02
					528.00	532.00	4.00	0.02
					540.00	540.50	0.50	0.03
AR-17-157c2	327	-70	639.00	N/A	351.00	352.50	1.50	0.04
					399.50	403.00	3.50	0.05
					411.00	413.00	2.00	0.03
					488.00	489.00	1.00	0.02
					535.50	536.50	1.00	0.06
					543.00	551.00	8.00	0.04
					561.50	566.00	4.50	0.02
					577.00	579.50	2.50	0.14
AR-17-158c1	327	-70	600.00	N/A	429.00	429.50	0.50	0.02
					438.00	439.00	1.00	0.04
					445.00	449.50	4.50	0.02
					452.00	461.00	9.00	0.08
					466.50	467.50	1.00	0.03
					474.50	475.00	0.50	0.01
AR-17-158c2	327	-70	579.50	N/A	486.50	489.50	3.00	0.07
					496.00	497.00	1.00	0.05
					520.00	525.00	5.00	0.02
AR-17-160c1	327	-68	393.00	97.60	191.50	211.00	19.50	0.34
				incl.	201.50	205.50	4.00	1.01
					221.50	234.50	13.00	2.18
				incl.	227.00	231.00	4.00	6.79
					237.50	238.00	0.50	0.01
					241.50	242.00	0.50	0.05
					348.50	349.00	0.50	0.17
					367.50	368.00	0.50	0.01
AR-17-162c1	315	-68	442.50	96.80	145.00	147.50	2.50	0.02
					156.00	162.50	6.50	0.77
				incl.	159.50	160.00	0.50	7.52
					178.50	179.00	0.50	0.05
					198.50	200.00	1.50	0.16
					253.50	256.50	3.00	0.42
AR-17-163c1	315	-68	438.00	96.15	162.50	163.00	0.50	0.04
					224.50	226.00	1.50	0.02
					236.00	238.50	2.50	0.01
					241.00	263.50	22.50	1.07
				incl.	256.40	260.30	3.90	5.56
					270.50	272.50	2.00	0.27
					277.50	278.00	0.50	0.03
					290.50	291.50	1.00	0.02
					304.50	305.50	1.00	0.02
					364.00	364.50	0.50	0.03
					376.50	377.50	1.00	0.01
					390.00	390.50	0.50	0.01
AR-17-165c1	315	-80	249.00	91.40	108.50	109.00	0.50	0.01
					116.00	118.00	2.00	0.37
AR-17-166c1	310	-70	303.00	N/A	182.00	202.50	20.50	1.19
				incl.	191.50	195.00	3.50	6.21
					212.50	237.00	24.50	1.46
				incl.	221.00	226.00	5.00	4.21
				incl.	229.50	233.50	4.00	3.33
AR-17-168c1	315	-68	471.00	N/A	284.00	284.50	0.50	0.02
					315.00	316.50	1.50	0.11
					342.00	342.50	0.50	0.02
AR-17-169c1	315	-68	345.00	N/A	134.50	144.00	9.50	0.37
				incl.	140.00	141.50	1.50	2.11
					152.00	153.50	1.50	0.74
					221.00	221.50	0.50	0.02
AR-17-170c1	315	-68	420.00	N/A	242.00	258.50	16.50	0.22
				incl.	250.50	252.00	1.50	1.40
					261.00	263.50	2.50	0.02
					273.50	274.50	1.00	0.04
					278.50	279.00	0.50	0.01
					281.50	286.50	5.00	0.02
AR-17-172c1	315	-68	423.00	N/A	193.00	198.00	5.00	0.06
					201.00	202.00	1.00	0.03
					223.50	225.00	1.50	0.03
					227.50	239.50	12.00	0.18
				incl.	230.50	233.50	3.00	0.62
					323.00	327.00	4.00	0.02
					330.00	335.50	5.50	0.01
					360.50	362.50	2.00	0.02
AR-17-173c1	315	-68	336.00	N/A	No Significant Intersections
AR-17-174c1	315	-68	441.00	N/A	224.00	247.50	23.50	0.13
				incl.	239.00	243.00	4.00	0.50
					256.50	258.00	1.50	0.02
					260.50	271.50	11.00	0.02
					284.00	292.00	8.00	0.03
					295.00	296.50	1.50	0.02
					327.50	328.50	1.00	0.15
					363.00	364.00	1.00	0.02
					368.50	379.00	10.50	0.03
					381.50	387.00	5.50	0.14
AR-17-174c2	315	-68	510.00	N/A	220.50	221.00	0.50	0.22
					239.50	248.50	9.00	0.04
					266.50	279.50	13.00	0.06
					297.00	298.00	1.00	0.02
					312.50	315.50	3.00	0.01
					414.00	415.50	1.50	0.02
					419.00	451.50	32.50	0.07
					454.00	454.50	0.50	0.04
AR-17-175c1	315	-68	416.00	N/A	No Significant Intersections
AR-17-177c1	315	-68	390.00	92.70	138.00	139.50	1.50	0.02
					189.00	195.50	6.50	0.05
					225.00	225.50	0.50	0.03
					310.00	310.50	0.50	0.02
AR-17-178c1	315	-68	381.00	N/A	149.00	160.00	11.00	2.17
				incl.	150.50	154.00	3.50	6.73
					196.00	197.00	1.00	0.07
					241.00	242.00	1.00	0.02
					315.50	319.00	3.50	0.06
AR-17-180c1	315	-68	384.00	91.10	247.50	251.50	4.00	0.02
					276.50	278.00	1.50	0.03
AR-17-181c1	315	-68	576.00	N/A	370.00	374.00	4.00	0.03
					512.50	514.00	1.50	0.02
					520.50	526.50	6.00	0.08
AR-17-182c1	315	-68	349.00	N/A	129.00	131.50	2.50	0.01
					134.50	135.50	1.00	0.07
					194.50	195.00	0.50	0.02
					257.00	262.50	5.50	0.04
					273.50	274.50	1.00	0.03
AR-17-184c1	315	-68	360.00	N/A	133.50	145.00	11.50	0.29
				incl.	137.50	139.50	2.00	1.37
AR-17-185c1	315	-80	424.00	N/A	257.00	259.50	2.50	0.04

Parameters:

1.	Maximum internal dilution 2.0 m downhole
2.	Minimum thickness of 0.5 m downhole
3.	Cutoff grade 0.01% U3O8
4.	All depths and intervals are metres downhole, true thicknesses are yet to be determined.
5.	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. For non-infill holes, samples were analyzed using ICP-MS for trace elements on partial and total digestions (non-radioactive samples), ICP-OES for major and minor elements on partial and total digestions (radioactive samples), and fusion solution of boron by ICP-OES. All mineralized samples were analyzed for U3O8 by ICP-OES and selected samples were analyzed for gold by fire assay.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook I Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", " occur " or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under " Risk Factors ".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com